                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                 Amendment No. 9*
                    Under the Securities Exchange Act of 1934


                                  COMARCO, INC.
------------------------------------------------------------------------------
                                 (Name of Issuer)

                                   COMMON STOCK
------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    200080109
------------------------------------------------------------------------------
                                  (CUSIP Number)

                            Bruce C. Lueck, President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                  (612) 339-7151
------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to receive Notices and Communications)

                                SEPTEMBER 21, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No. 200080109

------------------------------------------------------------------------------
     (1)  Names of Reporting Persons and I.R.S. Identification No.:

          OKABENA PARTNERSHIP K, A MINNESOTA GENERAL PARTNERSHIP    41-1642281
------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
------------------------------------------------------------------------------
     (3)  SEC Use Only


------------------------------------------------------------------------------
     (4)  Source of Funds

          WC
------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                [   ]

          N/A
------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          MINNESOTA
------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power        196,700   shares
Shares Bene-   ---------------------------------------------------------------
   ficially    (8)  Shared Voting Power      -0-       shares
Owned by       ---------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   196,700   shares
   ing Person  ---------------------------------------------------------------
  With         (10) Shared Dispositive Power -0-       shares
------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          196,700 shares
------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            [   ]
          N/A
------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                                 4.1%

------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions)

          PN

                               Page 2 of 4 pages

CUSIP No. 200080109

ITEM 1.   SECURITY AND ISSUER

               This Statement relates to shares of the common stock, par value $.10 (the "Shares") of Comarco, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 22800 Savi Ranch Parkway, Suite 214, Yorba Linda, CA 92808-1299.

ITEM 2.   IDENTITY AND BACKGROUND

               Item 2 is amended as follows:

               (a) Kohler Capital Management, Inc. is no longer providing portfolio management services or investment advice to Okabena Partnership K.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               Item 5 is amended as follows:

               (a)-(b) See Schedule 13D cover page, rows (7) through (11) inclusive and row (13). In a filing with the Securities and Exchange Commission the Issuer indicates that as of November 30, 1998, it had 4,441,460 Shares issued and outstanding.

               (c) Okabena Partnership K has effected no transactions in the Shares since the date of Amendment No. 8 to this Schedule 13D except for the following short sales as set forth below:

                               Page 3 of 4 pages

CUSIP No. 200080109

 DATE OF SHORT SALE  NUMBER OF SHARES SOLD SHORT  PRICE PER SHARE
 ------------------  ---------------------------  ---------------
     09/21/98                 135,000              $17.51 (average sales price)
     12/02/98                     200              $22.15
     12/03/98                   1,300              $22.02
     12/04/98                     500              $22.02
     12/07/98                   5,000              $21.77
     01/19/99                     500              $22.15
     01/20/99                  10,000              $21.90
     01/22/99                     400              $22.15
     01/25/99                   5,000              $22.02
     01/26/99                   4,700              $22.89
     01/27/99                  16,300              $22.88
     02/08/99                   3,700              $23.89

               (d)  Not applicable.

               (e) On January 19, 1999, Okabena Partnership K ceased to be the beneficial owner of more than five percent of the Shares.

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 1999            OKABENA PARTNERSHIP K
                                   By: Okabena Investment Services, Inc.
                                       Its Managing Partner

                                   By: /s/ BRUCE C. LUECK
                                       ---------------------------------
                                       Bruce C. Lueck, President

                               Page 4 of 4 pages